Exhibit 99.2
REDGATE MEDIA GROUP
CODE OF BUSINESS CONDUCT AND ETHICS
     The Board of Directors (the “Board”) of Redgate Media Group (with its subsidiaries, the “Company”) has adopted this code of ethics (this “Code”) to:
•	promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations;

•	ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•	deter wrongdoing.
     All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.
     For purposes of this Code, the “Code of Ethics Contact Person” will be the [chief marketing officer] [NOTE: Company to confirm] of the Company.
     From time to time, the Company may waive some provisions of this Code. Any waiver of the Code for officers or directors of the Company may be made only by the Board after consultation with the Nominations Committee of the Board (the “Committee”) and must promptly be disclosed to shareholders, along with the reasons for the waiver, as required by SEC rules and the NASDAQ Listing Rules (“Nasdaq Rules”). Any waiver for other employees may be made only by written approval of the Code of Ethics Contact Person and/or the Committee. The Code of Ethics Contact Person and the Committee shall each provide a list of all waivers to the Board twice a year.
I. Honest and Candid Conduct
     Each director, officer and employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.
     Each director, officer and employee must:
•	Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies.

•	Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.

•	Adhere to a high standard of business ethics.

II. Conflicts of Interest
     A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Ethics Contact Person.
     Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible, be avoided.
     In particular, clear conflict of interest situations involving directors, officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with any third party specified below may include the following:
•	any significant ownership interest in any supplier, customer or competitor;

•	any consulting or employment relationship with any supplier, customer or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	the receipt of more than nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any family member; and

•	selling anything to the Company or buying anything from the Company, except on terms and conditions such as would be reached in an arm’s-length transaction.
     Such situations, if material, should always be discussed with the Code of Ethics Contact Person and approved by the Code of Ethics Contact Person or, in situations pertaining to an officer or director, the Committee. The Code of Ethics Contact Person and Committee shall each provide a list of any such approvals to the Board twice a year. Any conflicts of interest that pertain to the Chief Executive Officer (the “CEO”) shall be submitted directly to the Board for its consideration.
     Anything that would present a conflict for a director, officer or employee would likely also present a conflict if it is related to a member of his or her family.
III. Disclosure
     Each director, officer or employee involved in the Company’s disclosure process, including the CEO, the Chief Financial Officer and the Head of Finance (collectively, the “Senior Financial Officers”), is required to be familiar with and comply with the Company’s disclosure controls and procedures and internal control over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company’s public reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”) comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.
     Each director, officer or employee who is involved in the Company’s disclosure process, including without limitation the Senior Financial Officers, must:
•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

•	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s outside auditors, governmental regulators and self-regulatory organizations.

•	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).
IV. Compliance
     It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.
     It is against Company policy and in many circumstances illegal for a director, officer or employee to profit from undisclosed information relating to the Company or any other company. Any director, officer or employee may not purchase or sell any of the Company’s securities while in possession of material nonpublic information relating to the Company. Also, any director, officer or employee may not purchase or sell securities of any other company while in possession of any material nonpublic information relating to that company.
     Any director, officer or employee who is uncertain about the legal rules involving a purchase or sale of any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with the Code of Ethics Contact Person before making any such purchase or sale. The Code of Ethics Contact Person should consult if necessary with the Company’s legal advisors with respect to any such inquiry from a director, officer or employee.
     It is also against the Company’s policy and may be illegal for a director, officer or employee to provide excessive gifts or entertainment to any company with which the Company has current or prospective business dealings or to any official of a national, provincial, municipal, local, foreign or other governmental authority, agency or body, any self-regulatory organization or any court or other tribunal or any stock exchange authorities having jurisdiction over the Company. Any director, officer or employee who is uncertain about what constitutes excessive gifts or entertainment should consult with the Code of Ethics Contact Person before providing any such gifts or entertainment. The Code of Ethics Contact Person should consult if necessary with the Company’s legal advisors with respect to any such inquiry from a director, officer or employee.
V. Reporting and Accountability
     Any director, officer or employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person or the Committee promptly. Failure to do so is itself a violation of this Code.
     Any questions relating to how this Code should be interpreted or applied should be addressed first to the Code of Ethics Contact Person. A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date. Ultimate responsibility for applying this Code to specific situations and interpreting this Code in any particular situation rests with the Committee.
     Each director, officer or employee must:
•	Notify the Code of Ethics Contact Person or the Committee promptly of any existing or potential violation of this Code.

•	Not retaliate against any other director, officer or employee for reports of potential violations that are made in good faith.
     The Code of Ethics Contact Person and the Committee shall take all action they consider appropriate to investigate any violations reported to them, and shall inform the Board of possible violations by an officer or director. If a violation has occurred (i) in the case of a director or officer, the Board shall take such disciplinary or preventive action as it deems appropriate, after consultation with the Committee, and (ii) in the case of any other employee, the Company shall take such disciplinary or preventative action as it deems appropriate, after consultation with the Code of Ethics Contact Person. Such Board or Company action may include dismissal or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.
VI. Corporate Opportunities
     Directors, officers and employees owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises. Directors, officers and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers and employees are prohibited from using corporate property, information or position for personal gain and from competing with the Company.
     Sometimes the line between personal and the Company’s benefits is difficult to draw, and sometimes there are both personal and the Company’s benefits in certain activities. Directors, officers and employees who intend to make use of the Company’s property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.
VII. Confidentiality
     In carrying out the Company’s business, directors, officers and employees often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Directors, officers and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company and of other companies includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.
VIII. Fair Dealing
     The Company has a history of succeeding through honest business competition. The Company does not seek competitive advantages through illegal or unethical business practices. Each director, officer and employee should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.
IX. Protection and Proper Use of Company Assets
     All directors, officers and employees should protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.